Exhibit 99.1

Contact Information
Ida Yu
Investor Relations Manager
Tel: 86 (21) 5153 9463
Email: ir@htinns.com
http://ir.htinns.com

China Lodging Group, Limited Reports First Quarter of 2010 Financial Results

•	Net Revenues for the first quarter increased 34.5% year-over-year to RMB340.9 million (US$49.9 million)
•
Despite of being the low season during the year, the first quarter saw a net profit attributable to China Lodging Group, Limited of RMB12.4 million (US$1.8 million), compared with a net loss of RMB27.5 million (US$4.0 million) in the first quarter of 2009

•	Occupancy rate reached 93% and average daily rate (“ADR”) RMB173, resulting in revenue per available room (“RevPAR”) of RMB161
•	282 Hotels were in Operation and 144 Hotels under Development as of March 31, 2010

Shanghai, China, May 10, 2010 (GLOBE NEWSWIRE) – China Lodging Group, Limited (NASDAQ: HTHT) (“HanTing Inns and Hotels” or the “Company”), a leading economy hotel chain operator in China, today announced its unaudited financial results for the quarter ended March 31, 2010.

First Quarter of 2010 Operational Highlights
• During the first quarter of 2010, the Company opened 46 net new hotels, including 5 net   leased-and-operated hotels and 41 net franchised-and-managed hotels. As of March 31, 2010, the Company had 282 hotels in operation, consisting of 178 leased-and-operated hotels and 104 franchised-and-managed hotels. Our hotels in operation covered 47 cities in China as of March 31, 2010, compared with 39 cities at the end of the previous quarter.

• As of March 31, 2010, the Company had a total pipeline of 144 hotels under development, including 32 leased-and-operated hotels and 112 franchised-and-managed hotels.

• The occupancy rate for all hotels in operation was 93% in the first quarter of 2010, compared with 85% in the first quarter of 2009, and 95% in the previous quarter. The year-over-year increase was mainly due to stronger demand. The sequential decline was due to seasonality as the first quarter is typically the lowest season for hotel industry in China.

• The ADR, or average daily rate, was RMB173 in the first quarter of 2010, compared with RMB169 in the first quarter of 2009 and RMB177 in the previous quarter. The year-over-year increase was mainly attributable to price increase in response to the economy recovery and the strengthening of our brand. The sequential decrease was mainly due to seasonality as we conducted sales promotions to increase occupancy rate during the low season.

• RevPAR, defined as revenue per available room, was RMB161 in the first quarter of 2010, compared with RMB144 in the first quarter of 2009 and RMB168 in the previous quarter. The year-over-year increase was attributable to the higher occupancy rate and higher ADR. The sequential decline was mainly due to seasonality.

• RevPAR for the hotels which had been in operation for at least 18 months was RMB168 for the first quarter of 2010, compared with RMB150 for the first quarter of 2009 for the same group of hotels.  The improvement was caused by both higher occupancy rate and higher ADR, as the economy recovered and our brand strengthened.

“The prime location of our hotels and the high quality of our products and service have enabled us to establish a premium brand, which attracted an increasing number of frequent travelers to experience our hotels and join HanTing Club, our customer loyalty program. As of March 31, 2010, our HanTing Club had approximately 1.75 million individual members,” said Mr. Matthew Zhang, Chief Executive Officer of HanTing Inns and Hotels. “We are also delighted to see the healthy growth across all the three hotel products introduced by HanTing. In the first quarter of 2010, we added 42 HanTing Express Hotels, two HanTing Seasons Hotels, and two HanTing Hi Inns. Our multi-product strategy allows us to target a wide spectrum of customers.”

First Quarter of 2010 Financial Results
Total revenues for the quarter increased 34.3% year-over-year to RMB360.7 million (US$52.8 million) primarily as a result of our enlarged network and higher RevPAR. Comparing to the fourth quarter of 2009, the revenue decreased 2.6% due to seasonality.

Total revenues from leased-and-operated hotels for the first quarter of 2010 were RMB339.2 million (US$49.7 million), representing a 29.2% increase year-over-year as both the number of leased-and-operated hotels and the revenue per leased-and-operated hotel increased. As of March 31, 2010, we had 178 leased-and-operated hotels in operation, compared with 151 a year ago.

Total revenues from franchised-and-managed hotels for the first quarter of 2010 were RMB21.6 million (US$3.2 million), representing a 258.1% increase year-over-year mainly due to the enlarged base of franchised-and-managed hotels. As of March 31, 2010, we had 104 franchised-and-managed hotels in operation, compared with 30 a year ago.

Net revenues for the first quarter of 2010 were RMB340.9 million (US$49.9 million), representing an increase of 34.5% year-over-year and a decrease of 2.7% sequentially.

Total operating costs and expenses for the first quarter of 2010 were RMB323.7 million (US$47.4 million), compared with RMB285.3 million (US$41.8 million) in the same quarter of 2009 and RMB317.1 million (US$46.5 million) in the previous quarter.  Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter were RMB320.3 million (US$46.9 million), representing a 12.8% increase year-over-year mainly due to expansion of network, and a 2.1% increase sequentially mainly due to seasonal increase of utility costs.  Major components of operating costs and expenses are described and discussed in more detail below.

Hotel operating costs for the first quarter of 2010 were RMB272.2 million (US$39.9 million), compared with RMB241.7 million (US$35.4 million) in the same quarter of 2009 and RMB267.5 million (US$39.2 million) in the previous quarter.  Total hotel operating costs excluding share-based compensation expenses (non-GAAP) were RMB271.9 million (US$39.8 million), representing 79.7% of net revenues, compared with 95.3% for the same quarter in 2009 and 76.3% in the previous quarter.  The decrease in hotel operating costs as a percentage of net revenues year-over-year was primarily due to higher revenue per hotel during the quarter as a majority of our costs are relatively fixed. The sequential increase was due to seasonality, which impacted both revenue and utility cost.

Selling and marketing expenses for the first quarter of 2010 were RMB14.5 million (US$2.1 million), compared with RMB8.8 million (US$1.3 million) in the same quarter of 2009 and RMB14.1 million (US$2.1 million) in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) were RMB14.3 million (US$2.1 million), representing 4.2% of net revenues, compared with 3.5% for the same quarter in 2009 and 4.0% in the previous quarter.  The selling and marketing expenses fluctuated from quarter to quarter mainly due to timing of marketing programs and changes relating to customer loyalty program.

General and administrative expenses for the first quarter of 2010 were RMB25.8 million (US$3.8 million), compared with RMB19.8 million (US$2.9 million) in the same quarter of 2009 and RMB27.9 million (US$4.1 million) in the previous quarter.  General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB23.0 million (US$3.4 million), or 6.7% of the net revenues, compared with 7.4% of the net revenues in the same period of 2009 and 7.2% in the previous quarter.

Pre-opening expenses for the first quarter of 2010 were RMB11.2 million (US$1.6 million), representing a decrease of 25.0% year-over-year and an increase of 47.1% sequentially.  The fluctuation of pre-opening expenses was mainly driven by the number of leased-and-operated hotels under construction.

Income from operations for the quarter was RMB17.2 million (US$2.5 million), compared with loss from operations of RMB31.7 million (US$4.6 million) in the same quarter of 2009 and income from operations of RMB33.1 million (US$4.9 million) in the previous quarter.  Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the quarter was RMB20.6 million (US$3.0 million). This compares to adjusted loss from operations (non-GAAP) of RMB30.5 million (US$4.5 million) in the same quarter of 2009, and adjusted income from operations (non-GAAP) of RMB36.4 million (US$5.3 million) in the previous quarter.

Net income attributable to China Lodging Group, Limited for the quarter was RMB12.4 million (US$1.8 million), compared with net loss attributable to China Lodging Group, Limited of RMB27.5 million (US$4.0 million) in the same quarter of 2009, and net income attributable to China Lodging Group, Limited of RMB19.8 million (US$2.9 million) in the previous quarter.  Excluding share-based compensation expenses, adjusted net income attributable to the China Lodging Group, Limited (non-GAAP) for the quarter was RMB15.9 million (US$2.3 million). This compares to adjusted net loss attributable to China Lodging Group, Limited (non-GAAP) of RMB26.3 million (US$3.8 million) in the same quarter of 2009, and adjusted net income attributable to China Lodging Group, Limited (non-GAAP) of RMB23.1 million (US$3.4 million) in the previous quarter. The year-over-year improvement on profit was mainly attributable to the improved RevPAR as a result of strengthening of the economy and our brand and the increased number of franchised-and-managed hotels.  The sequential decrease in profit was mainly driven by seasonality.

Basic and diluted net earnings per share/ADS.  For the first quarter of 2010, basic net earnings per share was RMB0.07 (US$0.01) and diluted net earnings per share was RMB0.06 (US$0.01), while basic net earnings per ADS was RMB0.26 (US$0.04), and diluted net earnings per ADS was RMB0.25 (US$0.04).  Excluding share-based compensation expenses, adjusted basic and diluted net earnings per share (non-GAAP) was RMB0.08 (US$0.01), and adjusted basic net earnings per ADS (non-GAAP) was RMB0.33 (US$0.05), while adjusted diluted net earnings per ADS (non-GAAP) was RMB0.32 (US$0.05).

EBITDA (non-GAAP) for the first quarter of 2010 was RMB54.9 million (US$8.0 million), compared with RMB2.3 million (US$0.3 million) in the same quarter of 2009 and RMB69.3 million (US$10.2 million) in the previous quarter.  EBITDA from operating hotels (non-GAAP) was RMB66.1 million (US$9.7 million), an increase of 282.3% from the same period of 2009 but a decrease of 14.1% sequentially. The year-over-year increase in EBITDA and EBITDA from operating hotels was primarily due to the substantial expansion of hotels and improvement in profitability during the period. The sequential decrease was mainly due to seasonality.

Cash flow.  Net operating cash flow for the first quarter of 2010 was RMB87.2 million (US$12.8 million).  Cash spent on the purchase of property and equipment, which is part of investing cash flow, was RMB65.0 million (US$9.5 million).

Cash and cash equivalents.  As of March 31, 2010, the Company had cash and cash equivalents of RMB258.4 million (US$37.9 million). In March 2010, the Company completed its initial public offering and a private placement to Ctrip, raising approximately US$140 million, in total, after underwriting fees and expenses. The proceeds from the IPO and the private placement were received in April, and thus not included in the cash balance as of March 31, 2010.

Business Outlook
“Thanks to China’s strengthening economy, the demand for affordable accommodation with quality continues to grow. We are on track in executing our hotel network expansion plan. We plan to add 180 to 200 hotels in 2010, with 60-70 leased-and-operated hotels and 120-130 franchised-and-managed hotels,” added Mr. Zhang.

Second Quarter and Full Year 2010 Guidance
We expect to achieve net revenues in the range of RMB 395 to 415 million in the second quarter of 2010. We expect our full year net revenues to grow 33% to 35% from 2009. The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call
HanTing Inns and Hotels’ management will host a conference call at 9 p.m. EDT, Monday, May 10, 2010 (or 9 a.m. on Tuesday, May 11, 2010 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (888) 830 9551 (for callers in the US), +86 10 800 152 1039 (for callers in China Mainland), +852 3002 1675 (for callers in Hong Kong) or +1 (408) 961 6560 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code HTHT.  Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through May 18, 2010. Please dial +1 877 482 6144 (for callers in the US) or +1 617 213 4164 (for callers outside the US) and entering pass code 16805913.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s Web site, http://ir.htinns.com.

Use of Non-GAAP Financial Measures
To supplement the Company's unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, selling expenses excluding share-based compensation expenses, adjusted income/(loss) from operations excluding share-based compensation expenses, adjusted net income/(loss) attributable to China Lodging Group, Limited excluding share-based compensation expenses, adjusted basic and diluted net earnings per share and per ADS excluding share-based compensation expenses, EBITDA and EBITDA from operating hotels.  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.  For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.  The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based expenses that may not be indicative of its operating performance.  The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods.  These non-GAAP financial measures also facilitate management’s internal comparisons to the Company's historical performance.  The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.  A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business.  Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure.  The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes.  Given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense comprises a significant portion of the cost structure.  In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance.  The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses EBITDA from operating hotels, which is defined as EBITDA before pre-opening expenses, to assess operating results of the hotels in operation. The Company believe that the exclusion of pre-opening expenses, a portion of which is non-cash rental expenses, helps facilitate year-on-year comparison of the results of operations as the number of hotels in the development stage may vary significantly from year to year.  Therefore, the Company believes EBITDA from operating hotels more closely reflects the performance capability of hotels currently in operation.  The calculation of EBITDA and EBITDA from operating hotels does not deduct interest income.  The presentation of EBITDA and EBITDA from operating hotels should not be construed as an indication that our future results will be unaffected by other charges and gains considered to be outside the ordinary course of the business.

The use of EBITDA and EBITDA from operating hotels has certain limitations.  Depreciation and amortization expense for various long-term assets, income tax and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Pre-opening expenses have been and will be incurred and are not reflected in the presentation of EBITDA from operating hotels.  Each of these items should also be considered in the overall evaluation of the results.  The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest expense, income tax expense, pre-opening expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance.

The terms EBITDA and EBITDA from operating hotels are not defined under U.S. GAAP, and neither EBITDA nor EBITDA from operating hotels is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP.  When assessing the operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP.  In addition, the Company's EBITDA or EBITDA from operating hotels may not be comparable to EBITDA or EBITDA from operating hotels or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or EBITDA from operating hotels in the same manner as the Company does.

Reconciliations of the Company's non-GAAP financial measures, including EBITDA and EBITDA from operating hotels, to consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited
China Lodging Group, Limited (“HanTing Inns and Hotels” or the “Company”) is a leading economy hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under three brands, namely, HanTing Seasons Hotel, HanTing Express Hotel, and HanTing Hi Inn. As of March 31, 2010, the Company had 282 hotels and 33,650 rooms in 47 cities across China.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the risks described in “Risk Factors” beginning on page 13 and elsewhere in the Company’s registration statement on Form F-1. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

--Financial Tables and Operational Data Follow--

China Lodging Group, Limted
Unaudited Consolidated Balance Sheet
	December 31, 2009	March 31, 2010
	RMB	RMB	US$
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	270,587	258,374	37,853
Restricted cash	500	1,000	147
Accounts receivable	15,158	20,946	3,069
Amount due from related parties	4,632	4,086	599
Prepaid rent	69,618	62,771	9,196
Inventories	8,883	7,818	1,145
Other current assets	28,976	37,381	5,476
Deferred tax assets	18,272	18,272	2,677
Total current assets	416,626	410,648	60,162

Property and equipment, net	1,028,267	1,048,778	153,649
Intangible assets, net	20,395	20,389	2,987
Goodwill	18,452	18,452	2,703
Other assets	61,170	62,285	9,125
Deferred tax assets	36,222	37,442	5,485
Total assets	1,581,132	1,597,994	234,111

Liabilities, mezzanine equity and equity
Current liabilities:
Long-term debt, current portion	57,000	12,140	1,779
Accounts payable	141,571	137,657	20,167
Amount due to related parties	928	1,021	150
Salary and welfare payable	29,597	23,529	3,447
Deferred revenue	43,203	50,423	7,387
Accrued expenses and other current liabilities	89,383	90,118	13,201
Income tax payable	3,869	4,195	615
Total current liabilities	365,551	319,083	46,746

Long-term debt	80,000	57,360	8,403
Deferred rent	174,775	183,351	26,861
Deferred revenue	31,558	36,374	5,329
Other long-term liabilities	20,453	23,106	3,386
Deferred tax liabilities	6,538	6,538	958
Total liabilities	678,875	625,812	91,683

Mezzanine equity
Series B convertible redeemable preferred shares	796,803	-	-
Equity
Ordinary shares	46	178	26
Series A convertible preferred shares	34	-	-
Additional paid-in capital	351,994	2,165,156	317,202
Subscription receivables	-	(955,477)	(139,980)
Accumulated deficit	(245,457)	(233,010)	(34,137)
Accumulated other comprehensive loss	(12,528)	(12,537)	(1,837)
Total China Lodging Group, Limited shareholders' equity	94,089	964,310	141,274
Noncontrolling interest	11,365	7,872	1,154
Total equity	105,454	972,182	142,428
Total liabilities, mezzanine equity and equity	1,581,132	1,597,994	234,111

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.8258 on March 31, 2010 as set forth in H.10 statistical release of the Federal Reserve Board.

China Lodging Group, Limited
Unaudited Consolidated Statement of Operations

	Quarter Ended
	March 31, 2009	December 31, 2009	March 31, 2010
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased-and-operated hotels	262,482	355,100	339,161	49,688
Franchised-and-managed hotels	6,024	15,334	21,569	3,160
Total revenues	268,506	370,434	360,730	52,848
Less: business tax and related surcharges	(14,970)	(20,184)	(19,785)	(2,899)
Net revenues	253,536	350,250	340,945	49,949

Operating costs and expenses:
Hotel operating costs	(241,650)	(267,464)	(272,202)	(39,878)
Selling and marketing expenses	(8,847)	(14,120)	(14,511)	(2,126)
General and administrative expenses	(19,814)	(27,902)	(25,808)	(3,781)
Pre-opening expenses	(14,963)	(7,622)	(11,216)	(1,643)
Total operating costs and expenses	(285,274)	(317,108)	(323,737)	(47,428)
Income/(Loss) from operations	(31,738)	33,142	17,208	2,521
Interest income	271	763	663	97
Interest expenses	(1,338)	(2,534)	(1,545)	(226)
Foreign exchange loss	(3)	(77)	(29)	(4)
Income/(Loss) before income tax	(32,808)	31,294	16,297	2,388
Income tax benefit/(expense)	5,577	(8,377)	(2,626)	(385)
Net income/(loss)	(27,231)	22,917	13,671	2,003
Net loss/(income) attributable to noncontrolling
interests	(276)	(3,076)	(1,223)	(179)
Net income/(loss) attributable to China Lodging
Group, Limited	(27,507)	19,841	12,448	1,824

Net earnings/ (loss) per share
— Basic	(0.51)	0.11	0.07	0.01
— Diluted	(0.51)	0.11	0.06	0.01

Net earnings/ (loss) per ADS
— Basic	(2.03)	0.43	0.26	0.04
— Diluted	(2.03)	0.42	0.25	0.04

Weighted average ordinary shares outstanding
— Basic	54,071	60,948	68,582	68,582
— Diluted	54,071	188,528	196,751	196,751

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.8258 on March 31, 2010 as set forth in H.10 statistical release of the Federal Reserve Board.

China Lodging Group, Limited
Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended March 31, 2010
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)
Hotel operating costs	272,202	79.8%	341	0.1%	271,861	79.7%
Selling and marketing expenses	14,511	4.3%	218	0.1%	14,293	4.2%
General and administrative expenses	25,808	7.6%	2,846	0.8%	22,962	6.7%
Pre-opening expenses	11,216	3.3%	-	0.0%	11,216	3.3%
Total operating costs and expenses	323,737	95.0%	3,405	1.0%	320,332	94.0%
Income from operations	17,208	5.0%	3,405	1.0%	20,613	6.0%

	Quarter Ended March 31, 2010
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)
Hotel operating costs	39,878	79.8%	50	0.1%	39,828	79.7%
Selling and marketing expenses	2,126	4.3%	32	0.1%	2,094	4.2%
General and administrative expenses	3,781	7.6%	417	0.8%	3,364	6.7%
Pre-opening expenses	1,643	3.3%	-	0.0%	1,643	3.3%
Total operating costs and expenses	47,428	95.0%	499	1.0%	46,929	94.0%
Income from operations	2,521	5.0%	499	1.0%	3,020	6.0%

	Quarter Ended December 31, 2009
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)
Hotel operating costs	267,464	76.4%	334	0.1%	267,130	76.3%
Selling and marketing expenses	14,120	4.0%	207	0.1%	13,913	4.0%
General and administrative expenses	27,902	8.0%	2,741	0.8%	25,161	7.2%
Pre-opening expenses	7,622	2.2%	-	0.0%	7,622	2.2%
Total operating costs and expenses	317,108	90.5%	3,282	0.9%	313,826	89.6%
Income from operations	33,142	9.5%	3,282	0.9%	36,424	10.4%

	Quarter Ended March 31, 2009
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)
Hotel operating costs	241,650	95.3%	43	0.0%	241,607	95.3%
Selling and marketing expenses	8,847	3.5%	51	0.0%	8,796	3.5%
General and administrative expenses	19,814	7.8%	1,157	0.5%	18,657	7.4%
Pre-opening expenses	14,963	5.9%	-	0.0%	14,963	5.9%
Total operating costs and expenses	285,274	112.5%	1,251	0.5%	284,023	112.0%
Loss from operations	(31,738)	-12.5%	1,251	0.5%	(30,487)	-12.0%

	Quarter Ended
	March 31, 2009	December 31, 2009	March 31, 2010
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share and per ADS data)
Net income/(loss) attributable to China Lodging Group, Limited (GAAP)	(27,507)	19,841	12,448	1,824
Share-based compensation expenses	1,251	3,282	3,405	499
Adjusted net income/(loss) attributable to China
Lodging Group, Limited (non-GAAP)	(26,256)	23,123	15,853	2,323

Net earnings/(loss) per share (GAAP)
— Basic	(0.51)	0.11	0.07	0.01
— Diluted	(0.51)	0.11	0.06	0.01

Net earnings/(loss) per ADS (GAAP)
— Basic	(2.03)	0.43	0.26	0.04
— Diluted	(2.03)	0.42	0.25	0.04

Adjusted net earnings/(loss) per share (non-GAAP)
— Basic	(0.49)	0.13	0.08	0.01
— Diluted	(0.49)	0.12	0.08	0.01

Adjusted net earnings/(loss) per ADS (non-GAAP)
— Basic	(1.94)	0.51	0.33	0.05
— Diluted	(1.94)	0.49	0.32	0.05

Weighted average ordinary shares outstanding
— Basic	54,071	60,948	68,582	68,582
— Diluted	54,071	188,528	196,751	196,751

		Quarter Ended
	March 31, 2009	December 31, 2009	March 31, 2010
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(in thousands)

Net income/(loss) attributable to China Lodging Group, Limited (GAAP)	(27,507)	19,841	12,448	1,824
Interest expenses	1,338	2,534	1,545	226
Income tax expense /(benefit)	(5,577)	8,377	2,626	385
Depreciation and amortization	34,070	38,550	38,246	5,603
EBITDA (non-GAAP)	2,324	69,302	54,865	8,038
Pre-opening expenses	14,963	7,622	11,216	1,643
EBITDA from operating hotels (non-GAAP)	17,287	76,924	66,081	9,681

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.8258 on March 31, 2010 as set forth in H.10 statistical release of the Federal Reserve Board.

China Lodging Group, Limited

Operational Data
		As of
	March 31, 2009	December 31, 2009	March 31, 2010
Total hotels in operation:	181	236	282
Leased-and-operated hotels	151	173	178
Franchised-and-managed hotels	30	63	104
Total Hotel rooms in operation	22,744	28,360	33,650
Leased-and-operated hotels	19,223	21,658	22,334
Franchised-and-managed hotels	3,521	6,702	11,316
Number of cities	36	39	47

	For the quarter ended
	March 31, 2009	December 31, 2009	March 31, 2010
Occupancy rate (as a percentage)
Leased-and-operated hotels	86%	96%	95%
Franchised-and-managed hotels	80%	91%	88%
Total hotels in operation	85%	95%	93%
Average daily room rate (in RMB)
Leased-and-operated hotels	169	178	175
Franchised-and-managed hotels	170	173	167
Total hotels in operation	169	177	173
RevPAR (in RMB)
Leased-and-operated hotels	145	171	166
Franchised-and-managed hotels	136	158	147
Total hotels in operation	144	168	161

Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	March 31, 2009	March 31, 2010
Total hotels in operation:	144	144
Leased-and-operated hotels	128	128
Franchised-and-managed hotels	16	16
Total Hotel rooms in operation	17,972	17,972
Leased-and-operated hotels	16,091	16,091
Franchised-and-managed hotels	1,881	1,881
Occupancy rate (as a percentage)	89%	96%
Average daily rate (in RMB)	169	175
RevPAR (in RMB)	150	168

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